Exhibit 99.1
News release via Canada NewsWire, Calgary 403-269-7605

     Attention Business/Financial Editors:
     OPTI Canada Announces Second Quarter 2009 Results

     TSX: OPC

     CALGARY, July 29 /CNW/ - OPTI Canada Inc. (OPTI) announced today the
Company's financial and operating results for the quarter ended June 30, 2009.
     The Long Lake Project (the Project) is the first to use OPTI's integrated
OrCrude(TM) process. Our proprietary process is designed to substantially reduce operating costs compared to other oil sands projects while producing a high quality, sweet synthetic crude oil.
     "We significantly strengthened our financial position recently with the equity offering that closed earlier this month, and we believe we now have the liquidity we require to reach full production at Long Lake in late 2010," said
Chris Slubicki, President and Chief Executive Officer. "The Project is built, operating and as it ramps up we expect to demonstrate the substantial value of our next-generation technology which is anticipated to generate the best netbacks in the industry."

     <<
     FINANCIAL SUMMARY

     -------------------------------------------------------------------------
                                     Three months    Six months
                                            ended         ended    Year ended
                                          June 30,      June 30,  December 31,
     In millions                             2009          2009          2008
     -------------------------------------------------------------------------
     Net loss                          $       (9)   $     (106)   $  (477)(1)
     Total oil sands expenditures(2)           22            97           706
     Working capital (deficiency)             255           255           (25)
     Shareholders' equity              $    1,366    $    1,366    $    1,471
     Common shares outstanding (basic)(3)     196           196           196
     -------------------------------------------------------------------------

     Notes:

     (1) Includes $369 million pre-tax asset impairment provision related to working interest sale to Nexen.
     (2) Capital expenditures related to Phase 1 and future phase development.
         Capitalized interest, hedging gains/losses and non-cash additions or charges are excluded.
     (3) On July 14, 2009, OPTI issued an additional 85,720,000 common shares, which increased the common shares outstanding to 281,749,526. See
         "Share Capital".
     >>

     PROJECT UPDATE

     The ramp-up of the Project is progressing and the reservoir continues to perform as OPTI expected, given the amount of steam that has been injected.
Steam volumes have been limited by the ability to treat water.
     In May, a project to add supplementary heat to the hot lime softeners
(HLS) in the water treatment plant was successfully completed. Routine maintenance work to remove deposits which typically build up in water treatment plants was also completed. Steam production increased and in June we have achieved injection rates of approximately 95,000 bbl/d. Gross bitumen production rates reached a peak of approximately 18,000 bbl/d in June. At June
30, 2009, there were 41 of 81 well pairs on production operating with a steam to oil ratio (SOR) that ranges between 4.0 and 5.0. We continue to anticipate a long-term SOR of 3.0.
     Bitumen production volumes for the second quarter averaged approximately
14,300 bbl/d (gross). Production volumes in the second quarter were impacted by downtime associated with improvements made to the HLS units.
     In mid-July, steam injection rates were intentionally reduced in order to address water chemistry issues in advance of planned maintenance in the third quarter. As a result, average bitumen production volumes for the period July 1 to July 26 averaged approximately 13,000 bbl/d. As these issues are resolved, steam and bitumen volumes have begun to ramp-up again to approximately 69,000 bbl/d and 14,500 bbl/d, respectively.
     As previously announced, a project to replace valves and conduct maintenance on the water treatment plant during the third quarter of 2009 is planned to further optimize steam production. We expect the cost of these activities will not be significant but will result in scheduled downtime in the third quarter, impacting bitumen and Premium Sweet Crude (PSC(TM))
production.
     As steam generation increases, we expect that all remaining wells will be converted to production mode. We expect steam assisted gravity drainage (SAGD)
volumes to increase from current production levels, other than the short-term reduction in the third quarter of 2009 noted above, to full capacity of 72,000 bbl/d of bitumen in late 2010. During the SAGD ramp-up period in 2009 and
2010, we also expect to process third party bitumen.
     With respect to the Upgrader, all major units are operational and synthesis gas has been used in SAGD operations, decreasing operating costs by reducing the requirement for purchased natural gas. Upgrader reliability is improving with an on-stream factor of 46% during the second quarter of 2009 compared to 33% in the first quarter of 2009. The PSC(TM) that has been marketed has, on average, been sold at pricing equal to or above pricing for other synthetic crude oils.
     Having successfully operated the Upgrader for several months, the
Operator intentionally shut down the Upgrader last week to assist in dealing with water chemistry issues impacting steam generation for SAGD operations.
When the Upgrader is restarted, we expect to be in a position to start-up the solvent de-asphalter and thermal cracker units. This is expected to take place shortly before or after the planned maintenance in the third quarter. These units will allow the Operator to transition from gasifying vacuum residue, which contains some lighter parts of the barrel, to gasifying asphaltenes, the heaviest part of the barrel. Once this transition is complete we expect the
PSC(TM) yields to increase to approximately 80%. In periods when the Upgrader is shut down, we will continue to produce bitumen and blend it with diluent for sale.
     While we expect periods of downtime in the ramp-up phase we anticipate that the reliability of operations will continue to improve. We anticipate
Upgrader capacity during ramp-up will be capable of processing all of the forecasted SAGD volumes and we expect the Project to reach full capacity of approximately 58,500 bbl/d of PSC(TM) and other products in late 2010.

     CAPITAL EXPENDITURES

     As Phase 1 of the Long Lake Project is essentially complete the remaining capital costs relate to the completion of the steam expansion project, expected later this year, and the ash processing unit in 2010. The remaining cost to complete these two projects is approximately $34 million net to OPTI, most of which will be incurred in 2010.
     The table below identifies historical expenditures incurred by us in relation to the Project, other oil sands activities and other capital expenditures.

     <<
     -------------------------------------------------------------------------
                                     Three months    Six months
                                            ended         ended
                                          June 30,      June 30,   Year ended
     $ millions                              2009          2009          2008
     -------------------------------------------------------------------------
     Long Lake Project - Phase 1
       Upgrader & SAGD                 $        6    $       19    $      480
       Sustaining capital                       9            30            60
       Capitalized operations                   -            18            32
     -------------------------------------------------------------------------
     Total Long Lake Project                   15            67           572
     Expenditures on future phases
       Engineering and equipment                5            10            64
       Resource acquisition and
        delineation                             2            20            70
     -------------------------------------------------------------------------
     Total oil sands expenditures              22            97           706
     Capitalized interest                       -            29           139
     Other capital expenditures                 -           (19)           35
     -------------------------------------------------------------------------
     Total cash expenditures                   22           107           880
     Non-cash capital charges                   -             -             4
     -------------------------------------------------------------------------
     Total capital expenditures        $       22    $      107    $      884
     -------------------------------------------------------------------------
     >>

     For the three months ended June 30, 2009 we incurred capital expenditures of $22 million. Our $6 million share of the Phase 1 expenditures for Upgrader and SAGD were primarily related to the ongoing construction of the steam expansion project. Sustaining capital expenditures of $9 million related primarily to engineering and resource delineation for future Phase 1 well pads and SAGD optimization. We discontinued capitalizing our share of the net
Upgrader operations on April 1, 2009.
     For the three months ended June 30, 2009, we incurred expenditures of $5 million for engineering and $2 million for resource acquisition and delineation for future phases.

     <<
     RESULTS OF OPERATIONS

     Three months and six months ended June 30, 2009
     -----------------------------------------------

     -------------------------------------------------------------------------
                                              Three
                                             months                Six months
                          Three months        ended   Six months        ended
                                 ended      June 30,       ended      June 30,
                               June 30,        2008      June 30,        2008
     $ millions                   2009  (as revised)        2009  (as revised)
     -------------------------------------------------------------------------
     Revenue                  $     34     $      -     $     63     $      -
     Expenses
       Operating expenses           39            -           67            -
       Diluent and feedstock
        purchases                   20            -           49            -
       Transportation                3            -            6            -
     -------------------------------------------------------------------------
     Net field operating
      margin (loss)                (28)           -          (59)           -
       Interest, net                42           (1)          61           (3)
       General and
        administrative               7            4           13            8
       Financing charges             1            1            1            1
       Loss on disposal
        of assets                    1            -            2            -
       Foreign exchange
        translation loss (gain)   (171)         (11)         (96)          45
       Realized loss (gain)
        on hedging instruments     (11)           3          (35)          (4)
     -------------------------------------------------------------------------
     Income (loss) before
      non-cash items               103            4           (5)         (47)
       Net unrealized loss
        (gain) on hedging
        instruments                137           40          115           (4)
       Depletion, depreciation
        and accretion                7            1           11            2
       Future tax (recovery)       (32)          (8)         (25)         (10)
     -------------------------------------------------------------------------
     Net income (loss)        $     (9)    $    (29)    $   (106)    $    (35)
     -------------------------------------------------------------------------

     Comparative amounts for the three and six months ended June 30, 2008 have been revised to reflect the retroactive adoption of CICA Handbook section 3064
"Goodwill and Intangible Assets", effective January 1, 2009.

     Operational Overview
     --------------------
     >>
     Our overall operating results in the second quarter of 2009 and the six months ended June 30, 2009 reflected the inconsistent performance of SAGD and
Upgrader operations and relatively low SAGD volumes. During the second quarter, we resolved some of the previously identified water treating issues, which is expected to lead to higher steam volumes and corresponding bitumen volumes. Both HLS units are operating with additional supplementary heat. The operating performance of the Upgrader improved considerably during the second quarter as the Upgrader had an on-stream factor of 46% during the quarter compared to 33% in the first quarter. On-stream factor is a measure of the period of time that the Upgrader is producing PSC(TM) and it is calculated as the percentage of hours the Hydrocracker Unit in the Upgrader is in operation.
As previously announced, a project to replace valves and conduct maintenance on the water treatment plant during the third quarter of 2009 is planned, which is expected to increase steam production. We expect that the cost of these activities will not be significant but will result in scheduled downtime in the third quarter, reducing bitumen and PSC(TM) production. As steam generation increases, we expect that all wells will be converted to production mode.
     We define our net field operating margin as revenue related to petroleum products and power sales minus operating expenses, diluent and feedstock purchases and transportation costs. See "Non-GAAP Financial Measures". This margin was a loss of $28 million during the three months ended June 30, 2009 as compared with a loss of $31 million in the preceding quarter. Our net field operating margin improved during the second quarter as a result of higher sales volumes and prices for PSC(TM), lower diluent costs as a result of more on-stream time and lower SAGD operating costs. These improvements were offset by the inclusion in our net field operating margin of $16 million for Upgrader operating costs (these costs were capitalized in the first quarter). As most of our SAGD and Upgrader operating costs are fixed, we expect that rising SAGD volumes and an increasing Upgrader on-stream factor will lead to improvements in our net field operating margin. This expected improvement would result in higher PSC(TM) sales and lower diluent costs.
     The results of operations for the six month period ended June 30, 2009 include SAGD results for the entire period, as well as Upgrader results from
April 1, 2009, which is the date we determined the Upgrader to be ready for its intended use.

     <<
     Revenue
     -------
     >>
     For the three months ended June 30, 2009, we earned revenue of $34 million. Our share of PSC(TM) sales averaged 1,700 bbl/day (Q1 2009: 700 bbl/day was included in capitalized operations) at an average price of approximately $65.50/bbl, while our share of Premium Synthetic Heavy (PSH)
averaged 4,400 bbl/day (Q1 2009: 7,700 bbl/day) at an average price of approximately $58.50/bbl. During the second quarter we received pricing in-line with or better than other synthetic crude oils. Due to the premium characteristics of our PSC(TM), we expect to increase the premium we receive relative to other synthetic crude oils as production, and therefore the availability of marketed PSC(TM), increases. In the same period, we had power sales of $1 million representing 17,167 megawatt hours (MWh) of electricity sold at an average price of approximately $33/MWh.
     For the six months ended June 30, 2009, we earned revenue of $63 million, which was comprised of $51 million PSH sales, $10 million of PSC(TM) sales and
$2 million of power sales. There was no revenue recorded in the three and six month periods ending June 30, 2008 as the facilities were not considered to be ready for their intended use.

     <<
     Expenses, gains and losses
     --------------------------

     (x) Operating expenses
     >>

     Operating expenses were $39 million for the three months ended June 30,
2009 and $67 million for the six months ended June 30, 2009. For both periods, operating expenses were primarily comprised of natural gas, maintenance, labour and operating materials and services. Operating expenses increased from
$28 million in the first quarter to $39 million because we ceased capitalization of Upgrader operations effective April 1, 2009. In the second quarter, operating expenses improved compared to the first quarter as we benefited from lower natural gas costs due to lower prices, as well as reduced maintenance costs related to start-up activities. There were no operating expenses recorded in the corresponding periods in 2008. These costs were capitalized as the facilities were not considered to be ready for their intended use.

     (x) Diluent and feedstock purchases

     Diluent and feedstock purchases were $20 million for the three months ended June 30, 2009 and $49 million for the six months ended June 30, 2009.
Diluent costs in the three months ended June 30, 2009 are lower than the three months ended March 31, 2009 as a result of a higher on-stream factor for the
Upgrader and a portion of our PSC(TM) production was used as diluent for our bitumen production. Diluent purchases averaged approximately $69/bbl in the second quarter, while the year-to-date average was approximately $66/bbl.
There were no diluent or feedstock purchases included in operations in the corresponding periods in 2008 since these costs were capitalized as the facilities were not considered to be ready for their intended use.

     (x) Transportation

     Transportation expenses were $3 million for the three months ended June
30, 2009 and $6 million for the six months ended June 30, 2009, primarily related to pipeline costs associated with PSC(TM) and PSH sales. There were no transportation expenses included in operations in the corresponding periods in
2008 since these costs were capitalized as the facilities were not considered to be ready for their intended use.

     (x) Net interest expense

     Net interest expense was $42 million for the three months ended June 30,
2009 and $61 million for the six months ended June 30, 2009. Interest expense increased in the second quarter as we no longer capitalize interest attributable to the Upgrader. In 2008, $1 million of interest income was earned in the three months ended June 30, 2008, while $3 million of interest income was earned in the six months ended June 30, 2008. There was no interest costs included in expenses in the corresponding periods in 2008, as this cost was capitalized since the facilities were not considered to be ready for their intended use.

     (x) General and Administrative (G&A)

     For the three months ended June 30, 2009 G&A expenses increased to $7 million from $4 million in the corresponding period in 2008. For the six months ended June 30, 2009, G&A expenses increased to $13 million from $8 million in the corresponding period in 2008. The increase for the three and six month period is due to one-time transition costs related to the re-organization of OPTI after the asset sale to Nexen.

     (x) Financing charges

     For the three and six months ended June 30, 2009, financing charges were
$1 million, which is consistent with the corresponding periods in 2008.
Financing charges in 2009 relate to the evaluation of financing alternatives, while financing charges in 2008 relate to issuance of new debt facilities.

     (x) Loss on disposal of assets

     Loss on disposal of assets was $1 million for the three months ended June
30, 2009 and $2 million for the six months ended June 30, 2009. The loss relates to information technology write offs in the second quarter and costs incurred during the first quarter related to the asset sale to Nexen. There were no asset disposals in the corresponding periods in 2008.

     (x) Foreign exchange gain or loss

     The gain or loss is comprised of the re-measurement of our
U.S.-dollar-denominated long-term debt and cash. For the three months ended
June 30, 2009, foreign exchange translation gain increased to $171 million from $11 million in 2008. The Canadian dollar strengthened from CDN$1.26 to
US$1.00 to CDN$1.16 to US$1.00 in the three months ended June 30, 2009. For the six months ended June 30, 2009, foreign exchange translation gain was $96 million compared to a loss of $45 million in 2008. The Canadian dollar strengthened from CDN$1.22 to US$1.00 to CDN$1.16 to US$1.00 in the first six months of 2009.

     (x) Net realized gain or loss on hedging instruments

     Net realized gain on hedging instruments was $11 million for the three months ended June 30, 2009 and $35 million for the six months ended June 30,
2009. The gains in both periods are related to our US$80/bbl crude oil puts and our US$77/bbl crude oil swaps, since we realize gains on these contracts to the extent the contract price exceeds the West Texas Intermediate (WTI)
price. WTI averaged US$59.62 during the three months ended June 30, 2009 and averaged US$51.35 during the six months ended June 30, 2009.

     (x) Net unrealized gain or loss on hedging instruments

     For the three months ended June 30, 2009, we had a net unrealized loss of
$137 million compared to a loss of $40 million in the corresponding period in
2008. The net unrealized loss is comprised of an $82 million unrealized loss on our foreign exchange hedges due to the strengthening of the Canadian dollar from CDN$1.26 to US$1.00 to CDN$1.16 to US$1.00 and a $55 million unrealized loss on our commodity hedges as the future price of WTI increased during the quarter.
     For the six months ended June 30, 2009, we had a net unrealized loss of
$115 million compared to a loss of $4 million in the corresponding period in
2008. The unrealized loss in 2009 was due to a loss of $45 million on our foreign exchange hedges as the Canadian dollar strengthened from $1.22 to
US$1.00 to CDN$1.16 to US$1.00 and a $70 million mark to market loss on our commodity hedges as the future price of WTI increased over the first six months of 2009.
     For the remainder of 2009, our commodity hedges are comprised of a 6,000 bbl/d put option at a net price of approximately US$76/bbl and a 500 bbl/d swap at US$77/bbl. For 2010, our commodity hedges are comprised of West Texas
Intermediate (WTI) swap options that provide for 3,000 bbl/d at strike prices between US$64/bbl and US$67/bbl.

     (x) Depletion, depreciation and amortization

     For the three months ended June 30, 2009, depletion, depreciation and amortization was $6 million compared to $1 million in 2008. For the six months ended June 30, 2009, depletion, depreciation and amortization was $11 million compared to $2 million in 2008. The increase for the three and six month periods compared to the corresponding periods in 2008 is due to the Upgrader being considered ready for its intended use effective April 1, 2009 and the
SAGD facilities being considered ready for its intended use effective July 1,
2008.

     (x) Future tax recovery

     Future tax expense for the three months ended June 30, 2009 is a recovery of $32 million (2008: $8 million) and for the six months ended June 30, 2009 is a recovery of $25 million (2008: $9 million). Future tax recovery for the six months ended June 30, 2009 is primarily related to the future tax benefit derived from current year losses from operations, net of a valuation allowance in respect of unrealized foreign exchange capital losses on U.S.-dollar-
denominated debt. The valuation allowance was partially reversed in the three months ended June 30, 2009 due to a strengthening Canadian dollar relative to the US dollar.

     (x) Foreign exchange hedging instruments

     OPTI is exposed to foreign exchange rate risk on our long-term
U.S.-dollar-denominated debt. To partially mitigate this exposure, we have entered into US$875 million of foreign exchange forwards to manage our exposure to repayment risk on our U.S.-dollar-denominated debt. The forward contracts provide for the purchase of U.S. dollars and the sale of Canadian dollars at a rate of approximately CDN$1.17 to US$1.00 with an expiry in April
2010. With respect to our U.S.-dollar-denominated debt, these forward contracts provide protection against a decline in the value of the Canadian dollar below CDN$1.17 to US$1.00 on a portion of our debt. As noted under
"Liquidity", the value of these derivatives affects our debt to capitalization covenant as the value of these contracts is included in the measurement of our debt for covenant purposes.
     Prior to the expiry of this foreign exchange forward in April of 2010,
OPTI intends to extend this forward to a later settlement date. In the event that this forward is extended, there would be no cash settlement until the new maturity of the forward. If we are unable or choose not to extend the term of this forward, we expect to pay or receive based on the mark to market of this contract at the time of its current expiry in April 2010. We would expect to receive (pay) an amount approximately equal to US$8.75 million for each $0.01 that the foreign exchange rate is above (below) CDN$1.17 to US$1.00.

     <<
     SUMMARY FINANCIAL INFORMATION

     -------------------------------------------------------------------------
     In millions
     (except per      2009                    2008                    2007
      share    ---------------------------------------------------------------
      amounts)     Q2      Q1      Q4      Q3      Q2      Q1      Q4      Q3
     -------------------------------------------------------------------------
     Revenue   $   34  $   29  $   69  $  126  $    -  $    -  $    -  $    -
     -------------------------------------------------------------------------
     Net
      earnings
      (loss)       (9)    (97)   (410)    (32)    (29)     (6)     32      11
     -------------------------------------------------------------------------
     Earnings
      (loss)
      per
      share,
      basic and
      diluted  $(0.04) $(0.50) $(2.09) $(0.16) $(0.14) $(0.03) $ 0.16  $ 0.06
     -------------------------------------------------------------------------
     >>

     The disclosure and analysis with respect to summary financial information has been updated to reflect the retroactive adoption of CICA Handbook section
3064 "Goodwill and Intangible Assets" on January 1, 2009.
     Prior to the third quarter of 2008, earnings have been influenced by fluctuating foreign exchange translation gains and losses primarily related to re-measurement of our U.S.-dollar-denominated long-term debt, fluctuating realized and unrealized gains and losses on hedging instruments, and fluctuating future tax expense. During the fourth quarter of 2007, we had a
$20 million unrealized gain on hedging instruments, a $6 million foreign exchange translation gain and a $9 million recovery of future taxes primarily as a result of a reduction in the applicable federal tax rate that increased our earnings. During the second quarter of 2008, we had a $34 million unrealized loss on hedging instruments.
     In the third and fourth quarters of 2008, we generated revenue and incurred operating expenditures associated with early stages of SAGD operation. During the fourth quarter of 2008, we had a pre-tax asset impairment for accounting purposes related to our working interest sale of
$369 million and a future tax expense recovery, primarily related to this impairment, of $116 million, as well as a $254 million foreign exchange translation loss and $105 million realized gain and a $28 million unrealized gain on hedging instruments.
     The first and second quarters of 2009 represent initial stages of operation at relatively low operating volumes and therefore our operating results associated with these activities are expected to improve as SAGD production increases and the Upgrader produces higher volumes of PSC(TM). The second quarter of 2009 is the first quarter when we generated revenue and incurred operating expenditures from the Upgrader. Refer also to explanations above regarding realized and unrealized gains and losses related to foreign exchange translation and hedging instruments.

     SHARE CAPITAL

     On June 30, 2009, OPTI entered into an agreement to issue 85,720,000 common shares at a price of $1.75 per share. The financing closed on July 14,
2009 for total net proceeds of approximately $142 million. At July 15, 2009,
OPTI had 281,749,526 common shares and 5,616,316 common share options outstanding, of which 1,465,000 common share options have an exercise price of less than $3.50 per share. The common share options have a weighted average exercise price of $8.89 per share. At July 15, 2009, OPTI's fully diluted shares outstanding were 287,365,842.

     <<
     LIQUIDITY AND CAPITAL RESOURCES

     Capital Resources and Liquidity
     -------------------------------
     >>
     At June 30, 2009, we have approximately $341 million of financial resources, consisting of $313 million of cash on hand and $28 million undrawn under our $350 million revolving credit facility. Our cash and cash equivalents are invested exclusively in money market instruments issued by major Canadian institutions. Our long-term debt currently consists of US$1,750 million of Senior secured notes (Notes) and a $350 million revolving credit facility.
     For the three months ended June 30, 2009, cash used by operating activities was $64 million, cash provided by financing activities was $235 million and cash used by investing activities was $69 million. These changes, combined with a gain on our U.S.-dollar-denominated cash of $7 million, resulted in an increase in cash and cash equivalents during the period of $95 million.
     During the first quarter of 2009, we received significant funding as a result of our working interest sale to Nexen that was completed in January
2009. We received gross proceeds of $735 million. We used $545 million of these proceeds to repay amounts owing on our revolving credit facilities and
$85 million as pre-funding of a portion of our 2009 joint venture capital program with Nexen. For the remainder of 2009, working capital, operating cash flow and availability under our revolving credit facilities are expected to fund our capital expenditures.
     With the recently completed equity issuance, we expect our financial resources will provide sufficient financial resources until full production of
72,000 bbl/d is reached for the Project, expected by the end of 2010.
     OPTI has cash and unused credit facilities of approximately $341 million as of June 30, 2009. This is prior to the receipt of net proceeds received from the equity issuance of $142 million on July 14, 2009. We expect to use our existing cash balances to significantly reduce the balance of our revolving credit facility during the third quarter.
     Our debt facilities contain a number of provisions that serve to limit the amount of debt we may incur. With respect to our revolving credit facility, the key maintenance covenants are with respect to the ratio of debt outstanding under the revolving credit facility to earnings before interest, taxes and depreciation (EBITDA), and total debt to capitalization. Maintenance covenants are important as they are ongoing conditions that must be satisfied to comply with the terms of the revolving credit facility.
     The revolving credit facility debt to EBITDA covenant is measured quarterly, commencing in the third quarter of 2009. It requires that this ratio is lower than 2.5:1 commencing for the quarter ended September 30, 2009.
The first three measurements of EBITDA for this covenant will annualize EBITDA as measured from July 1, 2009, to the end of the applicable covenant period.
Thereafter, EBITDA will be based on a trailing four quarters. Realized cash gains on commodity contracts, such as our existing puts and forwards, are included in EBITDA for the purposes of the covenant.
     OPTI has sufficient financial resources to repay the facility in full to satisfy compliance with this covenant for the quarter ending September 30,
2009. In the fourth and subsequent quarters, our compliance with the covenant as currently structured will depend on our operating performance and commodity prices.
     OPTI has commenced discussions with certain key lenders (the Lenders) in the revolving credit facility, including the administrative agent, and we plan to broaden these discussions to include the other members of our banking syndicate with the objective of reaching an agreement to defer and amend this debt to EBITDA covenant prior to it becoming operative. We expect that an amendment of this nature will provide us with greater certainty of meeting this covenant, however, no assurances can be made with respect to reaching any agreement with our Lenders. If we are unable to amend and defer this covenant as described below, then we intend to repay this facility (whether temporarily or permanently) to the extent required to satisfy this covenant or pursue other alternatives to satisfy the covenant, including obtaining a replacement facility or pursuing asset sales.
     Other risks related to compliance with the EBITDA covenant include commodity pricing, operating costs and capital expenditures. Commodity pricing is a less significant risk in 2009 as a substantial portion of our production is hedged. We have hedged 6,000 bbl/d for the remainder of 2009 at a net price of approximately US$76/bbl, which is a substantial portion of our expected
2009 PSC(TM) sales volume. An additional 500 bbl/d for the remainder of 2009 is hedged with a US$77/bbl swap (risks associated with our hedging instruments are discussed in more detail under "Financial Instruments"). Should operating or capital costs be greater than anticipated, we would require additional SAGD and PSC(TM) volumes in order to meet this covenant. The majority of our operating and interest costs are fixed. Aside from changes in the price of natural gas, our costs will neither decrease nor increase significantly as a result of fluctuations in WTI prices other than with respect to royalties to the Provincial Government of Alberta, which increase on a sliding scale at WTI prices higher than CDN$55/bbl.
     The total debt to capitalization covenant requires that we do not exceed a ratio of 70 percent as calculated on a quarterly basis. The covenant is calculated based on the book value of debt and equity. The book value of debt is adjusted for the effect of any foreign exchange derivatives issued in connection with the debt that may be outstanding. Our capitalization is adjusted to exclude the $369 million increase to deficit as a result of the asset impairment associated with the working interest sale to Nexen and the
$85 million increase to January 1, 2009 opening deficit as a result of new accounting pronouncements effective on that date. At June 30, 2009, this means for the purposes of this covenant calculation that our debt would be increased by the value of our foreign exchange forward liability in the amount of $14 million and our deficit would be reduced by $454 million. With respect to
U.S.-dollar-denominated debt, for purposes of the total debt to capitalization ratio, the debt is translated to Canadian dollars based on the average exchange rate for the quarter. The total debt to capitalization is therefore influenced by the variability in the measurement of the foreign exchange forward, which is subject to mark to market variability and average foreign exchange rate changes during the quarter.
     In respect of each new borrowing under the $350 million revolving credit facility, we must satisfy certain conditions precedent prior to making a new borrowing. We must confirm that the representations and warranties in our loan documents are correct on the date of the new borrowing, that no event of default has occurred and that there has not been a change or development that would constitute a material adverse effect.
     With respect to our Notes, the covenants are in place primarily to limit the total amount of debt that OPTI may incur at any time. This limit is most affected by the present value of our total proven reserves using forecast prices discounted at 10 percent. Based on our 2008 reserve report, as adjusted for our new working interest in the joint venture, we have sufficient capacity under this test to incur significant additional debt beyond our existing $350 million revolving credit facility and existing Notes. Other leverage factors, such as debt to capitalization and total debt to EBITDA, are expected to be more constraining than this limitation.
     We have semi-annual interest payments of US$71 million in June and
December of each year until maturity of the Notes in 2014. Also, we estimate our share of capital expenditures required to sustain production of Phase 1 at or near planned capacity for the Project will be approximately $60 million per year. We expect to fund these payments from future operating cash flow and from existing financial resources that includes the available portion of the revolving credit facility.
     Recent developments in capital markets have restricted our access to new debt and equity. Although we expect our financial resources will provide sufficient financial resources until full production is reached by the end of
2010 based on current production and operating estimates, delays in ramp-up of
SAGD production, operating issues with the SAGD or Upgrader operations or deterioration of commodity prices could result in additional funding requirements earlier than we have estimated. Should the Company require such funding, it may be difficult to obtain such financing.

     CREDIT RATINGS

     OPTI maintains a company rating and a rating for its revolving credit facility and Senior Notes with Moody's Investor Service (Moody's) and Standard and Poors (S&P). Please refer to the table below for the respective ratings.

     <<
                                             Moody's              S&P
                                             -------              ---
     OPTI Corporate Rating                   Caa1                 B-
     Revolving Credit Facility               B1                   B+
     8.25% Notes                             Caa1                 B
     7.875% Notes                            Caa1                 B
     >>

     The Moody's ratings were downgraded in June 2009, with the outlook changed to rating under review from negative. The S&P rating was put on credit watch with negative implications in June 2009.
     A security rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time by the rating organization.

     CONTRACTUAL OBLIGATIONS AND COMMITMENTS

     During the three months ended June 30, 2009, our long term debt increased by $235 million as a result of borrowings on our long term revolving credit facility.
     The following table shows our contractual obligations and commitments related to financial liabilities at June 30, 2009.

     <<
     -------------------------------------------------------------------------
      In $ millions                Remaining     2010 -     2012 -
                            Total       2009     2011       2013    Thereafter
     -------------------------------------------------------------------------
     Accounts payable
      and accrued
      liabilities         $    84    $    84    $     -    $     -    $     -
     Long-term debt (Notes
      - principal)(1)       2,035          -          -          -      2,035
     Long-term debt
      (Notes - interest)(2)   902         82        328        328        164
     Long-term debt
      (Revolving)(3)          322          -        322          -          -
     Capital leases(4)         71          2          7          6         56
     Operating leases and
      other commitments(5)     76          5         20         20         31
     Contracts and purchase
      orders(6)                13         13          -          -          -
     -------------------------------------------------------------------------
     Total commitments    $ 3,503    $   186    $   677    $   354    $ 2,286
     -------------------------------------------------------------------------

     Notes:

     (1) Consists of principal repayments on the Notes in Canadian dollars.
     (2) Consists of scheduled interest payments on the Notes in Canadian dollars.
     (3) Consists of $322 million drawn on the revolving credit facility. The repayment represents only the final repayment of the facility at its scheduled maturity in 2011. In addition, we are contractually obligated for interest payments on borrowings and standby charges in respect to undrawn amounts under the revolving credit facility, which are not reflected in the above table as amounts cannot reasonably be estimated due to the revolving nature of the facility and variable interest rates. In addition, such interest amounts are not material relative to our other commitments.
     (4) Consists of our share of future payments under our product transportation agreements with respect to future tolls during the initial contract term.
     (5) Consists of our share of payments under our product transportation agreements with respect to future tolls during the initial contract term.
     (6) Consists of our share of commitments associated with contracts and purchase orders in connection with the Long Lake Project and our other oil sands activities associated with future phases.
     >>

     NETBACKS

     We have provided below an update to our estimated netback for Phase 1 of the Project that was last updated in our Revised Annual MD&A filed on SEDAR on
June 3, 2009. The netback calculation based on US$75 WTI pricing is similar to our most recent update other than with respect to presentation of new commodity price assumptions at US$60 WTI and US$90 WTI.
     This financial outlook is intended to provide investors with a measure of the ability of our Project to generate netbacks assuming full production capacity. We believe that the ability of the Project to generate cash to fund interest payments and invest in capital expenditures is a key advantage of our
Project and important to our investors. We believe the netback measure is the most appropriate financial gauge to demonstrate this ability as corporate costs (other than corporate G&A expenses), interest, and other non-cash items are excluded from the calculation. The financial outlook may not be suitable for other purposes. We expect netbacks generated by our Project to be lower than shown in this outlook in the initial years following start-up due to the lower production volumes during ramp-up and an initially higher SOR. The netback calculation as presented is a non-GAAP financial measure. The closest
GAAP financial measure to the netback calculation is cash flow from operations. However, cash flow from operations includes many other corporate items that affect cash and are independent of the operations of the Project.
     The actual netbacks achieved by the Project could differ materially from these estimates. The material risk factors that we have identified toward achieving these netbacks are outlined under "Forward Looking Information" in our AIF. In particular, the SAGD and Long Lake Upgrader facilities may not operate as planned; the operating costs of the Project may vary considerably during the operating period; our results of operations will depend upon the prevailing prices of oil and natural gas which can fluctuate substantially; we will be subject to foreign currency exchange fluctuation exposure; and our netback will be directly affected by the applicable royalty regime relating to our business. The key assumptions relating to the netback estimate are set out in the notes beneath the table.

     <<
     Estimated Future Project Post-Payout Netbacks(1)

                                           WTI -         WTI -         WTI -
                                         US$60(2)      US$75(3)      US$90(4)
                                       -----------   -----------   -----------
                                          $/bbl         $/bbl         $/bbl
                                       -----------   -----------   -----------
     Revenue(1)                        $    75.51    $    86.33    $    95.44
     Royalties and Corporate G&A            (6.58)        (8.93)       (12.80)
     Operating costs(5)
       Natural gas(6)                       (3.42)        (3.90)        (4.30)
       Other variable(7)                    (2.76)        (2.77)        (2.77)
       Fixed                               (12.82)       (12.82)       (12.82)
       Property taxes and insurance(8)      (3.55)        (3.55)        (3.55)
                                       -----------   -----------   -----------
     Netback(9)                        $    46.38    $    54.37    $    59.19

     Notes:

     (1) The per barrel amounts are based on the expected yield for the
         Project of 57,700 bbl/d of PSC(TM) and 800 bbl/d of butane, and assume that the Upgrader will have an on-stream factor of 96 percent.
         These numbers are cash costs only and do not reflect non-cash charges. See "Note Regarding Forward-Looking Statements".
     (2) For purposes of this calculation, with regard to the WTI price scenario of US$60, we have assumed natural gas costs of US$6.00/mcf, foreign exchange rates of $1.00 (equal sign) US$0.775, heavy/light crude oil price differentials of 32 percent of WTI and electricity sales prices of $92.66 per MWh. Revenue includes sale of PSC(TM), bitumen, butane and electricity.
     (3) For purposes of this calculation, with regard to the WTI price scenario of US$75, we have assumed natural gas costs of US$7.50/mcf, foreign exchange rates of $1.00 (equal sign) US$0.850, heavy/light crude oil price differentials of 30 percent of WTI and electricity sales prices of $105.61 per MWh. Revenue includes sale of PSC(TM), bitumen, butane and electricity.
     (4) For purposes of this calculation, with regard to the WTI price scenario of US$90, we have assumed natural gas costs of US$9.00/mcf, foreign exchange rates of $1.00 (equal sign) US$0.925, heavy/light crude oil price differentials of 27 percent of WTI and electricity sales prices of $116.45 per MWh. Revenue includes sale of PSC(TM), bitumen, butane and electricity.
     (5) Costs are in 2009 dollars.
     (6) Natural gas costs are based on our long-term estimate for a SOR of
         3.0.
     (7) Includes approximately $1.00/bbl for greenhouse gas mitigation costs based on an approximate average 20 percent reduction of CO2 emissions at a cost of $20 per tonne of CO2.
     (8) Property taxes are based on expected mill rates for 2009.
     (9) Figures shown above may not sum due to the effects of rounding.
     >>

     We estimate sustaining capital costs required to maintain production at design rates of capacity to be approximately $8.00 to $9.00 per barrel of
PSC(TM), assuming full design rate production adjusted for long-term on-stream expectations. The netbacks as shown are prior to abandonment and reclamation costs. We do not include any of the foregoing costs in our netback estimates due to the long-term nature of our assets.
     Based on US$60WTI and the other assumptions set out in the notes above, we expect our operating costs plus royalties and corporate G&A expenses to be
$29.13 per barrel of products sold. Using a foreign exchange rate of $1.00 (equal sign)
US$0.775, the annual interest on our senior secured notes is approximately
$25.00 per barrel of products sold. Based on this, at full production volumes, our revenue will exceed our estimated operating costs, royalties, corporate
G&A expenses and interest on our senior secured notes at approximately $54.00 per barrel (US$42.00 per barrel (WTI)) of products sold.

     <<
     OFF-BALANCE-SHEET ARRANGEMENTS

     We have no off-balance-sheet arrangements.

     CRITICAL ACCOUNTING ESTIMATES
     >>

     Our critical accounting estimates are consistent with those noted in our revised 2008 annual MD&A dated February 24, 2009 filed on SEDAR on June 3,
2009, except as revised below.

     Depletion, depreciation and amortization

     Depletion on SAGD resource assets is measured over the life of proved reserves on a unit-of-production basis and commences when the facilities are substantially complete and after commercial production has begun. Reserve estimates and the associated future capital can have a significant impact on earnings, as they are a key component to the calculation of depletion. A downward revision in the reserve estimate or an upward revision to future capital would result in increased depletion, reduction of earnings and lower book value of SAGD assets. Major SAGD and Upgrader facilities are depreciated with the unit-of-production method based on the productive capacity of the facilities over 40 years.

     ACCOUNTING POLICIES

     On January 1, 2009, OPTI adopted CICA Section 3064 "Goodwill and
Intangible Assets." This standard replaces Section 3062 "Goodwill and Other
Intangible Assets" and Section 3450 "Research and Development Costs". The new
section establishes standards for the recognition, measurement, presentation and disclosure of goodwill and intangible assets. The provisions relating to the definition and initial recognition of intangible assets are equivalent to the corresponding provisions of International Financial Reporting Standard
(IFRS) IAS 38, "Intangible Assets." Emerging Issues Committee (EIC) 27
"Revenues and Expenditures During the Pre-Operating Period" is no longer applicable for OPTI as we have adopted CICA 3064. Accounting Guidelines (AcG)
11 "Enterprises in the Development Stage" is amended to delete references to deferred costs and to provide guidance on development costs as intangible assets under Section 3064.
     As a result of these changes and the adoption of these new standards,
OPTI expensed certain previously capitalized costs with retroactive effect on
January 1, 2009 with a corresponding increase of $85 million opening deficit.
This adjustment is primarily comprised of deferred costs related to SAGD start-up activities ($70 million), translation of OPTI's U.S.-dollar debt
($167 million), offset by gains related to financial derivatives associated with OPTI's debt ($145 million) and by a recovery of future tax expense ($23 million).

     <<
     NEW ACCOUNTING PRONOUNCEMENTS

     Credit risk and the fair value of financial assets and financial liabilities
     >>

     On January 20, 2009 the EIC issued a new abstract EIC 173 "Credit Risk and the Fair Value of Financial Assets and Financial Liabilities". This
abstract concludes that an entity's own credit risk and the credit risk of the counterparty should be taken into account when determining the fair value of financial assets and financial liabilities, including derivative instruments.
     This abstract is to apply to all financial assets and liabilities measured at fair value in interim and annual financial statements for periods ending on or after January 20, 2009. The adoption of this abstract did not impact our financial statements.

     IFRS

     The Canadian Accounting Standards Board announced that Canadian Generally
Accepted Accounting Principles (GAAP) no longer apply for all publically accountable enterprises as of January 1, 2011. From that date forward, OPTI will be required to report under IFRS as set out by the International
Accounting Standards Board (IASB). Any adjustments resulting from a change in policy are applied retroactively with corresponding adjustment to opening retained earnings. OPTI is currently evaluating the impact of these new standards. The implementation of IFRS may result in a significant impact on our accounting policies, measurement and disclosure.
     During the second quarter, OPTI commenced preparation of a Preliminary
Impact Assessment (PIA) to identify differences between Canadian GAAP and
IFRS. This work will be completed in the third quarter and the key deliverable from this assessment will be major accounting policy choices under IFRS and their financial statement impact. The PIA will also provide an assessment of information systems and business process impacts of adopting IFRS.

     Business Impact of IFRS

     OPTI has recorded a pre-tax loss on disposal of $369 million with respect to the working interest sale to Nexen. Under IFRS this loss would have been significantly higher as all of OPTI's assets would have been considered impaired under IFRS standards. IFRS permits subsequent recovery of such write downs in future periods to the extent that fair value increases. Therefore, the cumulative effect of the Nexen working interest sale at the date of adoption on January 1, 2011 will depend on a fair value assessment of the assets as of December 31, 2010.

     NON-GAAP FINANCIAL MEASURES

     The term net field operating margin does not have any standardized meaning according to Canadian GAAP. It is therefore unlikely to be comparable to similar measures presented by other companies. We plan to present this measure on a consistent basis from period to period. We consider net field operating margin to be an important indicator of the performance of our business as a measure of the performance of the Project and our ability to fund interest payments and invest in capital expenditures. The most comparable
Canadian GAAP financial measure is loss before taxes. For the three and six months ended June 30, 2009, the following is a reconciliation of loss before taxes to net field operating margin (loss).

     <<
     -------------------------------------------------------------------------
                                                   Three months    Six months
                                                          ended         ended
                                                        June 30,      June 30,
     $ millions                                            2009          2009
     -------------------------------------------------------------------------
     Loss before taxes                               $      (41)         (131)
     Interest, net                                           42            61
     General and administrative                               7            13
     Financing charges                                        1             1
     Loss on disposal of assets                               1             2
     Foreign exchange gain                                 (171)          (96)
     Net realized gain on hedging instruments               (11)          (35)
     Net unrealized loss on hedging instruments             137           115
     Depletion, depreciation and accretion                    7            11
     -------------------------------------------------------------------------
     Net field operating margin (loss)               $      (28)          (59)
     -------------------------------------------------------------------------
     >>

     CONFERENCE CALL

     OPTI Canada Inc. will conduct a conference call at 7:00 a.m. Mountain
Time (9:00 a.m. Eastern Time) on Wednesday, July 29, 2009 to review the
Company's second quarter 2009 financial and operating results. Chris Slubicki,
President and Chief Executive Officer, and Travis Beatty, Vice President,
Finance and Chief Financial Officer, will host the call. To participate in the conference call, dial:

     <<
                  (800) 588-4942       (North American Toll-Free)
                  (416) 644-3430       (Alternate)
     >>

     Please reference the OPTI Canada conference call with Chris Slubicki when speaking with the Operator.
     A replay of the call will be available until August 11, 2009, inclusive.
To access the replay, call (416) 640-1917 or (877) 289-8525 and enter passcode
21311681, followed by the pound sign.
     This call will also be webcast, and can be accessed on OPTI Canada's website under "Presentations and Webcasts" in the "For Investors" section. The webcast will be available for replay for a period of 30 days. The webcast may alternatively be accessed at:
http://www.newswire.ca/en/webcast/viewEvent.cgi?eventID(equal sign)2751980.

     ABOUT OPTI

     OPTI Canada Inc. is a Calgary, Alberta-based company focused on developing major oil sands projects in Canada using our proprietary
OrCrude(TM) process. Our first project, Phase 1 of Long Lake, consists of
72,000 barrels per day of SAGD oil production integrated with an upgrading facility. The upgrader uses the OrCrude(TM) process combined with commercially available hydrocracking and gasification. Through gasification, this configuration substantially reduces the exposure to and the need to purchase natural gas. On a 100 percent basis, the Project is expected to produce 58,500 bbl/d of products, primarily 39 degree API Premium Sweet Crude with low sulphur content, making it a highly desirable refinery feedstock. Due to its premium characteristics, we expect PSC(TM) to sell at a price similar to West
Texas Intermediate (WTI) crude oil. The Long Lake Project is being operated in a joint venture with Nexen Inc. OPTI holds a 35 percent working interest in the joint venture. OPTI's common shares trade on the Toronto Stock Exchange under the symbol OPC.

     FORWARD-LOOKING INFORMATION

     Certain statements contained herein are forward-looking statements, including, but not limited to, statements relating to: the expected production performance of the Long Lake Project; OPTI's other business prospects, expansion plans and strategies; the cost, development and operation of the
Long Lake Project and OPTI's relationship with Nexen Inc.; OPTI's financial outlook respecting the estimate of the netback for Phase 1 of the Project;
OPTI's anticipated financial condition and liquidity over the next 12 to 24 months; and our estimated future tax asset. Forward-looking information typically contains statements with words such as "intends," "anticipate,"
"estimate," "expect," "potential," "could," "plan" or similar words suggesting future outcomes. Readers are cautioned not to place undue reliance on forward-looking information because it is possible that expectations, predictions, forecasts, projections and other forms of forward-looking information will not be achieved by OPTI. By its nature, forward-looking information involves numerous assumptions, inherent risks and uncertainties. A change in any one of these factors could cause actual events or results to differ materially from those projected in the forward-looking information.
Although OPTI believes that the expectations reflected in such forward-looking statements are reasonable, OPTI can give no assurance that such expectations will prove to be correct. Forward-looking statements are based on current expectations, estimates and projections that involve a number of risks and uncertainties which could cause actual results to differ materially from those anticipated by OPTI and described in the forward-looking statements or information. The forward-looking statements are based on a number of assumptions which may prove to be incorrect. In addition to other assumptions identified herein, OPTI has made assumptions regarding, among other things:
market costs and other variables affecting operating costs of the Project; the ability of the Long Lake Project joint venture partners to obtain equipment, services and supplies, including labour, in a timely and cost-effective manner; the availability and costs of financing; oil prices and market price for the Premium Sweet Crude (PSC(TM)) output of the OrCrude(TM) Upgrader;
foreign currency exchange rates and hedging risks. Other specific assumptions and key risks and uncertainties are described elsewhere in this document and in OPTI's other filings with Canadian securities authorities.
     Readers should be aware that the list of assumptions, risks and uncertainties set forth herein are not exhaustive. Readers should refer to
OPTI's current Annual Information Form (AIF) for a detailed discussion of these assumptions, risks and uncertainties. The forward-looking statements or information contained in this document are made as of the date hereof and OPTI undertakes no obligation to update publicly or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise, unless so required by applicable laws or regulatory policies.
     Additional information relating to our Company, including our AIF, can be found at www.sedar.com

     %CIK: 0001177446

     /For further information: OPTI Canada Inc., (403) 249-9425/
     (OPC.)

CO:  OPTI Canada Inc.

CNW 06:00e 29-JUL-09